SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

        Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

        Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rule of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If " yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Advances North American Digital Cinema Rollout

Through Strategic Agreement with Century Theatres, Inc.

Technicolor Digital Cinema to Launch Beta Test of DCI-Compliant Digital Projection Systems

In Century Theatres’ Network in Early 2006

Paris (France), Burbank(Calif.) — January 3, 2006 — Thomson (Euronext 18453; NYSE: TMS), through its Technicolor Digital Cinema business, today announced it has reached a strategic understanding with Century Theatres, Inc., one of America’s largest national theatre circuits, to install DCI-compliant (Digital Cinema Initiatives) (*) digital projection systems in Century-owned and operated screens. Under the terms of the understanding, Technicolor Digital Cinema will install digital projection equipment beginning with a beta-test deployment of 90-120 screens in the first quarter of 2006. It is Thomson’s intent to place systems in Century’s entire network of 1000 + screens following the successful completion of the beta test.

Century Theatres’ participation in Thomson’s beta-test deployment is significant as Century Theatres’ circuit comprises state-of-the-art facilities concentrated in high profile and fast-growing metropolitan areas throughout the western United States.  With an expanding portfolio of predominantly stadium-seated theaters, and among the highest per screen revenues of any theater circuit in the nation, Century Theatres is an ideal partner in the development and deployment of next generation projection technology.

The Century Theatres deployment is part of a primary rollout of complete digital projection systems in up to 5,000 DCI-compliant screens over the next 3-4 years. Thomson intends to deploy at least 15,000 digitally-equipped screens in the United States and Canada, through the initial rollout and additional phases, over the next 10 years. Thomson is in late-stage negotiations with other major national and regional exhibitors.

“We are pleased to be working with Century Theatres in advancing the ongoing development of digital cinema in major markets throughout North America, an industry transition which is critically-important to Thomson, the exhibition community, and major film studios,” said Joe Berchtold, president of Technicolor Electronic Distribution Services, and head of Technicolor Digital Cinema. “As this process continues, Technicolor Digital Cinema is committed to collaborating with Century Theatres and our studio partners to fully deliver all that digital cinema has to offer to its many stakeholders – particularly movie-goers, who will substantially benefit from a much higher-quality, in-theatre experience.”

“Century Theatres is pleased to be involved with Technicolor Digital Cinema as it begins the process of transitioning its network of screens to a DCI-compliant digital projection platform,” said David Shesgreen, president and chief executive officer of Century Theatres, Inc. “We were attracted to Technicolor’s digital cinema services portfolio, its long-standing relationships with the studio and exhibition communities, and its proven industry leadership. Furthermore, we firmly believe that Technicolor’s commitment to a beta test to demonstrate the viability of this technology, and its ability to deploy 4K projection systems from the outset, make it the ideal partner to assist us with this important technological transition.”

(*) All hardware and software placed in each Century Theatre site will be compliant with industry-standard specifications recently published by the Digital Cinema Initiatives LLC (DCI). Furthermore, the Technicolor Digital Cinema plan is technology agnostic, allowing both exhibitors and studios to benefit from the best available technology, including both 2K and 4K projection.

The Thomson-driven initiative encompasses an industry-wide business model and operating infrastructure addressing all aspects of the much-anticipated digital cinema rollout:  full-output, long-term content commitments by multiple Hollywood film studios; the widespread deployment of digital projection systems with exhibitors, including Century Theatres; and a broad industry commitment for the installation, operation, and financing of those systems through a proven, experienced service provider.

As previously announced by Thomson, the company recently signed digital cinema equipment usage agreements with DreamWorks SKG, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, and Warner Bros to accelerate its plans for the distribution of digital cinema content and systems throughout North America. Under the separate, long-term accords, each of these studios has agreed to distribute content digitally throughout the United States and Canada, and pay a virtual print fee to Thomson for screens equipped with Technicolor Digital Cinema systems, beginning as early as the first quarter of 2006. Thomson is currently in negotiations with other film studios to expand the range of its non-exclusive content agreements.

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About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About Technicolor Digital Cinema

Since its inception in 1999, Technicolor Digital Cinema has been a pioneer in the enabling and advancement of digital cinema initiatives. By actively working side-by-side with key digital cinema stakeholders as a technology enabler and service provider, Technicolor Digital Cinema is utilizing its breadth and depth of valuable industry knowledge and expertise to develop solutions for technologies and standards that will ultimately facilitate the global commercialization of digital cinema. Headquartered in Burbank, California, Technicolor Digital Cinema offers the most comprehensive set of digital cinema services and solutions, including compression, encryption, key management, secure distribution, storage, scheduling and playback, and maintenance and support. Additionally, the division works closely with major film studios to support current digital cinema releases. Technicolor Digital Cinema is an operating unit of Technicolor Electronic Distribution Services, part of the Services division of Thomson. Since 2000, Technicolor Digital Cinema has managed and distributed well over 100 titles for eight studios, covering more than 300,000 digital presentations worldwide. For more information:  http://www.technicolordigital.com.

About Century Theatres, Inc.

For over 64 years, Century Theatres, Inc. has been bringing the highest quality of entertainment to American movie audiences. In 1941, founder Raymond J. Syufy opened his first indoor movie theater in Vallejo, Calif. Combining first-run films with first-rate business skills, Syufy expanded throughout Northern California, where many theaters are now local architectural landmarks. He then went on to lay the foundation of one of the country’s largest and most successful regional theatre circuits. Today, the second generation is in charge. Brothers Raymond W. Syufy and Joseph Syufy continue to champion the values their father instilled throughout the enterprise while building, maintaining, and exceeding the standards in state-of-the-art movie theatres. With over 1,000 screens in 12 states, Century is continuing this expansion mode with an additional 250 screens in development over the next three years. The company’s dedication to presentation, service, innovation, and quality have earned it a loyal customer base and made its screens among the highest grossing in the nation. For more information:  http://www.centurytheatres.com.

Media Contact Information:

Thomson Media Relations
Keith R. Pillow (U.S.)	+1 805 445 42 54	keith.pillow@thomson.net
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet (Europe)	+33 1 41 86 65 24	julie.dardelet@thomson.net
Thomson Investor Relations
Severine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	Marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	Laurent.sfaxi@thomson.net
Century Theatres Media Relations
Andrew McCullough	+415 448 84 16	Andrew_McCullough@centurytheatres.com

Press Release

BenQ and Thomson Settle

LCD Monitor and TV Dispute

Paris and Taoyuan, Taiwan, December 7, 2005 —Thomson (Euronext 18453; NYSE: TMS) and BenQ Corp. announced today that they have reached agreement regarding patents owned by Thomson and associated with certain LCD Color Display Monitors and analog LCD Color Television Receivers. This agreement includes the dismissal of all pending litigation and International Trade Commission proceedings filed by Thomson against BenQ, the resolution of all past disputes, and the granting of licenses to BenQ.  BenQ also agreed to dismiss its pending litigation and International Trade Commission proceeding filed by BenQ against Thomson.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press Release

Thomson Establishes Advanced Product Development Group for Innovative Telecoms, Broadband Services and Home Networking Technologies

Telecom access device and gateway expertise gained through acquisition of Inventel earlier this year prompts company to further hone its product innovation resources

Paris, December 29, 2005 –Thomson (Euronext Paris: 18453; NYSE: TMS) today announced the formation of a ‘Thomson-Inventel Advanced Product Development Group’ to further reinforce and accelerate the development and deployment of innovative broadband service delivery platforms and home networking solutions to its network operator and Internet Service Provider client base.

As networking possibilities expand, network operators need an increasingly broad and sophisticated range of consumer equipment to gain and hold subscribers, and complement their value-added services to expand revenues. To better address existing and, in particular, anticipate future needs, the Thomson-Inventel Advanced Product Development Group will develop cutting-edge broadband service delivery products and solutions for subsequent industrialization and commercialization by the Telecom and Home Networking Business Units of the company.

Leveraging the skills responsible for the successful launch of multiple play and fixed-mobile convergence solutions for major European operators this year, the group will be headed up by Eric Carreel, co-founder of Inventel, and consolidate all the necessary expertise around residential gateway, home networking and other broadband applications technologies within the company.

“The formation of the Thomson-Inventel Advanced Product Development Group will reinforce Thomson’s reputation as a leader in innovative technologies and creative product development and significantly enhance our ability to serve our network operator and ISP client base,” stated Bruno Fabre, Vice President, Telecoms at Thomson. Bringing together these product innovation skills will also enable us to sharpen our competitive edge and better tap the potential of this rapidly growing market,” he added.

* * *

Some of the statements contained in this press release, including statements by the management in relation to future expectations, represent “forward-looking statements” in the sense of the “Safe Harbor Statement” by the U.S. Private Securities Litigation Reform Act of 1995. These types of forward-looking statements are based on current expectations and assumptions on the part of the management and are subject to a range of factors and uncertainties which may lead to a considerable deviation of the results actually achieved from the expectations outlined either explicitly or implicitly in the forward-looking statements. This may be due to changes in global economic conditions, industry developments, a shift in the competitive situation or the passing of new legislation. More detailed information on the factors which may influence Thomson’s financial results can be found in the documentation submitted to the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and equipment, and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Thomson’s Access Platforms and Gateways (AP&G) activity, part of the company’s systems and equipment division, is a leading supplier of digital entertainment receivers to the world’s major satellite and terrestrial broadcasters, cable operators and telecom service providers. It offers a full range of digital set-top boxes, phones, broadband modems and gateways with modular VoIP, IPTV and wireless (DECT, WiFi, Bluetooth) capabilities. It is also one of the leading suppliers of IP system integration services and softswitch solutions to migrate telecom infrastructures to NGN (Next Generation Networks) and IMS (IP Multimedia Subsystem). Products are marketed under the RCA, THOMSON, SpeedTouch and CIRPACK brands. You can find more information on AP&G’s products at www.thomson-broadband.com and on our Chinese site at http://www.thomson.net/CN/Home.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Access Platforms & Gateways
Brenda Clery	+33 6 83 30 57 57	brenda.clery@thomson.net
Jasmine Khounnala	+ 33 6 03 81 48 56	jasmine.khounnala@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17th, 2006
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer